March 17, 1995


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Rexene Corporation - Schedule 13D

Dear Sir or Madam:

          Attached for filing with the Securities and Exchange Commission via an EDGAR direct transmission is the initial Schedule 13D relating to the Rexene Corporation for and on the behalf of AHI Investments III Inc., Allen Investments III and Stanley S. Shuman. Pursuant to the SEC's wiring instructions, the appropriate filing fee has been filed via the Fedwire system to the SEC's account at Mellon Bank in Pittsburgh, Pennsylvania.

          If there are any questions regarding this filing, please do not hesitate to contact the undersigned or Robert H. Werbel, Esq. at (212) 832-8300.

                                   Sincerely,

                                   /s/William St. Lawrence

                                   William St. Lawrence
                                   Legal Assistant
Enclosures

cc:  New York Stock Exchange
     Rexene Corporation

53347

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               REXENE CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   761683101
                                 (CUSIP Number)

                          ALLEN & COMPANY INCORPORATED
                        711 Fifth Avenue, New York 10022
           Telephone: (212) 832-8000, Attention: Steven J. Greenfield
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 9, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement /x/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
53230

                               Page 1 of 12 Pages

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 761683101                                 Page    2    of   12   Pages
================================================================================
1  NAME OF REPORTING PERSON -
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Allen Investments III
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /x/
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                                   / /
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York
- --------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

   NUMBER OF           0
     SHARES       ------------------------------------------------------------
  BENEFICIALLY      8  SHARED VOTING POWER
    OWNED BY
      EACH             141,600
   REPORTING      --------------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH
                       0
                  --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       141,600
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    141,600
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /x/
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
================================================================================
                   * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 761683101                                 Page    3    of   12   Pages
================================================================================
1  NAME OF REPORTING PERSON -
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   AHI Investments III Inc.
   13-3546834
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /x/
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                                   / /
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
- --------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

   NUMBER OF           0
     SHARES       ------------------------------------------------------------
  BENEFICIALLY      8  SHARED VOTING POWER
    OWNED BY
      EACH             141,600
   REPORTING      --------------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH
                       0
                  --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       141,600
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    141,600
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /x/
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
================================================================================
                   * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 761683101                                 Page    4    of   12   Pages
================================================================================
1  NAME OF REPORTING PERSON -
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Stanley S. Shuman
   ###-##-####
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /x/
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                                   / /
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
- --------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

   NUMBER OF           94,400
     SHARES       ------------------------------------------------------------
  BENEFICIALLY      8  SHARED VOTING POWER
    OWNED BY
      EACH             141,600
   REPORTING      --------------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH
                       94,400
                  --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       141,600
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    236,000
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /x/
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.3%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
================================================================================
                   * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
53235

                                                             Page 5 of 12 Pages

                                  SCHEDULE 13D


ITEM 1.   Security and Issuer

     a.   Class of Securities:  Common Stock, par value $0.01 per
                                share ("Common Stock")

     b.   Issuer:        Rexene Corporation (the "Issuer")
                         5005 LBJ Freeway
                         Dallas, Texas  75244


ITEM 2.   Identity and Background

          As set forth herein, the persons filing this Schedule
          13D are Allen Investments III, AHI Investments III Inc.
          and Stanley S. Shuman (collectively the "Reporting
          Persons").

     a.   Name:          Allen Investments III ("Allen
                         Investments"), a New York general
                         partnership


                         See Exhibit A for Officers and Directors of AHI Investments III Inc., a general partner of
                         Allen Investments

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Investments

     d. Neither Allen Investments nor its general partners nor the officers and directors of its general partners have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither Allen Investments nor its general partners nor the officers and directors of its general partners were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                             Page 6 of 12 Pages

     f.   Citizenship
          or Place of
          Organization:  New York

     a.   Name:          AHI Investments III Inc., a Delaware
                         corporation ("AHI Investments")
                         See Exhibit A for Officers and Directors of AHI Investments

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Holding Company

     d. Neither AHI Investments nor any individual listed in Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither AHI Investments nor any individual listed in Exhibit A attached hereto was a party to a civil proceeding of a judicial or admini-strative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship or
          Place of
          Organization:  Delaware

                         Citizenship of the Officers and
                         Directors of AHI Investments is set
                         forth in Exhibit A hereto.


     a.   Name:          Stanley S. Shuman

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Investment Banker

                         Allen & Company Incorporated
                         711 Fifth Avenue
                         New York, New York  10022

                                                             Page 7 of 12 Pages

     d. The above Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, the above Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship or
          Place of
          Organization:  United States


ITEM 3.   Source and Amount of Funds or Other Consideration

          The aggregate purchase price of the Common Stock purchased by Allen Investments and Mr. Shuman as reported in Item 5(c) of this Schedule 13D was as follows:

          Name of Reporting Person      Aggregate Purchase Price

             Allen Investments                 $1,380,600
             Stanley S. Shuman                 $  920,400

          Allen Investments and Mr. Shuman purchased the Common
          Stock reported herein with working capital and personal funds, respectively.


ITEM 4.   Purpose of Transaction

          Allen Investments and Mr. Shuman purchased the securities with respect to which this filing is made for investment purposes and not for the purpose of controlling the Issuer. The Reporting Persons currently have no plans, proposals or intentions which would result in any of the actions described in clause
          (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

          (a) As of the close of business on March 17, 1995, the Reporting Persons named in Item 2 of this Schedule 13D, by virtue of the provisions of Rule 13d-3(d)(1)(i), may

                                                             Page 8 of 12 Pages

          be deemed to own beneficially in the aggregate the number and percentage of the Common Stock set forth below. All percentages set forth below were reported on the basis of 18,717,797 shares of the Common Stock outstanding as of March 9, 1995 as specified by the Issuer in a letter dated March 14, 1995.

         Name              Shares of Common Stock      Percentage
Allen Investments III              141,600(1)            0.8%
AHI Investments III Inc.           141,600(1)(2)         0.8%
Stanley S. Shuman                  236,000(1)(3)         1.3%

___________________

(1) The aggregate of 236,000 shares of the Common Stock owned by the Reporting Persons was purchased on March 9 and 10, 1995 in participation with the acquisition by Messrs. Stephen C. Swid ("SCS") and Stephen D. Weinroth ("SDW") of beneficial ownership of an aggregate of 339,049 shares of the Common Stock in two block trades executed on the New York Stock Exchange ("NYSE"). The Common Stock so acquired by SCS and SDW, together with the Common Stock beneficially owned by them and acquired prior to March 9, 1995, represent approximately 6.4% of the outstanding Common Stock. Solely by virtue of the participation by the Reporting Persons in the purchase of Common Stock with SCS and SDW in the two block purchases described above, the Reporting Persons may be deemed to be part of a "group" together with SCS and SDW within the meaning of Rule 13d-5. However, no agreement exists between either of the Reporting Persons and either of SCS and SDW with respect to any further acquisitions of the Common Stock or the holding, voting or disposing of the Common Stock. Each Reporting Person disclaims
    (i) beneficial ownership of the Common Stock beneficially owned by SCS or SDW and (ii) being part of a "group" together with SCS and SDW within the meaning of Rule 13d- 5. The Reporting Persons have been informed by SCS and SDW that SCS and SDW intend to file with the Securities and Exchange Commission a statement on Schedule 13D with respect to their beneficial ownership of the Common Stock and the transactions described in this Note
    (1).

(2) The 141,600 shares of the Common Stock acquired by Allen Investments are also attributable to AHI Investments, a general partner of Allen Investments. AHI Investments and 3 S Corp., a Delaware corporation controlled by Mr. Shuman, are the co-general partners of Allen Investments. AHI Investments is the general partner executing this Schedule 13D on behalf of Allen Investments.

(3) As the controlling person of one of the general partners of Allen Investments, Mr. Shuman may be deemed to beneficially own the Common Stock owned by Allen Investments.

          (b) Allen Investments shares with AHI Investments, a general partner of Allen Investments, the power to vote and shares the power to determine the disposition of the Common Stock which Allen Investments owns as reported in Item 5(a) herein. Stanley S. Shuman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Common Stock which Mr. Shuman owns personally as reported in Item 5(a) of this
          Schedule 13D.

          (c) The following table sets forth the transactions effected by each of the Reporting Persons in Item 2 above during the past sixty days. Each of the transactions set forth below reflects a purchase effected on the NYSE.

                                                             Page 9 of 12 Pages

                    Price Per                               Allen
     Trade Date     Share ($)      Stanley S. Shuman    Investments III

       3/9            9.75             60,000 (*)          90,000 (*)
       3/10           9.75             34,400 (*)          51,600 (*)

(*) As described in Note (1) to the table set forth in Item 5(a), on March 9, and 10, 1995, the Reporting Persons purchased the Common Stock reported herein in participation with the purchase by SCS and SDW of an aggregate of 339,049 shares of Common Stock (225,049 on March 9, and 114,000 on March
     10) in two block trades executed on the NYSE.


          (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock which the Reporting Persons may be deemed to own beneficially.

          (e)  Not applicable.


ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          The Reporting Persons are parties to a Joint Filing
          Agreement, a copy of which is attached hereto as Exhibit B, with respect to the filing of this Schedule
          13D and any amendments hereto.


ITEM 7.   Material Filed as Exhibits

          Exhibit A:     Officers and Directors of Allen
                         Investments III Inc.

          Exhibit B:     Joint Filing Agreement Dated March 17,
                         1995.

                                                             Page 10 of 12 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:    March 17, 1995



AHI INVESTMENTS III INC.                ALLEN INVESTMENTS III
                                        By:  AHI Investments III Inc.


By: /s/ Steven J. Greenfield            By: /s/ Steven J. Greenfield
     Steven J. Greenfield                    Steven J. Greenfield
     Vice President                          Vice President


   /s/ Stanley S. Shuman
     Stanley S. Shuman


53238

                                                             Page 11 of 12 Pages

                               EXHIBIT A


      Directors and Executive Officers of AHI Investments III Inc.


     The name and present principal occupation or employment of the directors and executive officers of AHI Investments III Inc. are set forth below. The business address of each director and executive officer is 711 Fifth Avenue, New York, New York 10022. All such persons are citizens of the United States.

                                   Present Principal Occupation
   Name and Position                      of Employment

James W. Quinn                Chief Financial Officer - Allen & Company
President and Director        Incorporated

Stanley S. Shuman             Managing Director - Allen & Company
Vice-President                Incorporated

Steven J. Greenfield          Chief Compliance Officer - Allen & Company
Vice-President, Secretary     Incorporated
and Director

Howard Felson                 Vice-President - Allen & Company
Assistant Secretary           Incorporated


53238

                                                             Page 12 of 12 Pages
                               EXHIBIT B


                        JOINT FILING AGREEMENT


          In accordance with the Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Rexene Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 17th day of March, 1995.


AHI INVESTMENTS III INC.                ALLEN INVESTMENTS III
                                        By:  AHI Investments III Inc.


By:/s/Steven J. Greenfield              By:/s/Steven J. Greenfield
     Steven J. Greenfield                    Steven J. Greenfield
     Vice President                          Vice President



   /s/Stanley S. Shuman
      Stanley S. Shuman


53238